Filed Pursuant to Rule 424(b)(3)
File No. 333-162836

Prospectus Supplement No. 1
(to Prospectus dated November 17, 2009)

This Prospectus Supplement No. 1 supplements and amends our prospectus dated November 17, 2009 (the “Prospectus”).  The selling stockholders identified on pages 21-22 of the Prospectus are offering on a resale basis a total of 60,053,246 shares of our common stock, including 16,491,104 shares issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from the sale of these shares by the selling stockholders.

Attached hereto and incorporated by reference herein are two Current Reports on Form 8-K which we filed with the Securities and Exchange Commission on December 8 and December 15, 2009, respectively.  The information set forth in the attached Current Reports supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 1 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “HNAB.OB.”  On December 14, 2009, the last sale price of our common stock as reported on the OTC Bulletin Board was $0.18.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that the Prospectus or this Prospectus Supplement No. 1 is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is December 15, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 7, 2009

Hana Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-32626	32-0064979
(Commission File Number)	(IRS Employer
Identification No.)
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(Address of principal executive offices and Zip Code)

(650) 588-6404
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-14(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On December 7, 2009, Hana Biosciences, Inc. issued a press release announcing data from its pivotal Phase 2 rALLy trial of Marqibo.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.          Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is filed herewith.

Exhibit No.	Description

99.1	Hana Biosciences, Inc. press release dated December 7, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 7, 2009	Hana Biosciences, Inc.

	By:	/s/ Tyler M. Nielsen
Tyler M. Nielsen
Controller and Interim Chief Financial Officer

EXHIBIT INDEX

Ex. No.	Description

99.1	Hana Biosciences, Inc. press release dated December 7, 2009.

Exhibit 99.1

Hana Biosciences Announces Positive Data From Pivotal rALLy Clinical Trial of Marqibo(R) in Acute Lymphoblastic Leukemia at 51st American Society of Hematology Annual Meeting

—36% Overall Response Rate and 21% Complete Remission Rate—

—Median Overall Survival of 7.3 Months in Complete Responders—

SOUTH SAN FRANCISCO, Calif., December 7, 2009 – Hana Biosciences (OTCBB: HNAB), a biopharmaceutical company focused on strengthening the foundation of cancer care, today announced data from its pivotal Phase 2 rALLy clinical trial for Marqibo(R) (vincristine sulfate liposomes injection) for the treatment of adult acute lymphoblastic leukemia (ALL) in second relapse.  Results from the rALLy trial demonstrated compelling evidence of single-agent, anti-leukemic activity in a relapsed/refractory, heavily pre-treated, adult population of ALL patients, with a universal history of prior exposure to the standard formulation of vincristine sulfate.

The analysis of the first 56 evaluable subjects demonstrated an overall response in 36 percent of the subjects and a complete remission (CR) or CR with incomplete hematologic recovery (CRi) in 21 percent of the subjects. The estimated median overall survival in complete responders was 7.3 months.  Fifty percent of the complete responders were able to receive a potentially life-saving stem cell transplant. Fifty percent of the complete responders had remission durations longer than the duration of their prior remission. In addition, Marqibo was generally well-tolerated with a low incidence of early death.

"We are excited by the rALLy trial results for Marqibo in adult ALL that demonstrate an ability to induce meaningful remissions in patients without approved treatment options,” said Anne Hagey, M.D., Chief Medical Officer of Hana Biosciences.  “Based on the rALLy trial data, other published Marqibo data in adult ALL, and supportive data in lymphomas and solid tumors, we plan to submit a New Drug Application seeking accelerated approval for Marqibo in 2010.”

“This important clinical trial adds significantly to our understanding of adult ALL patients in need of effective second salvage therapy,” said Susan O’Brien, M.D., Professor of Medicine in the Leukemia Department at the University of Texas, MD Anderson Cancer Center and rALLy study lead investigator.  “Based on the rALLy trial data, Marqibo provides clinical benefit and could be a valuable weapon in the fight against leukemia.”

Final data on all 65 subjects enrolled and dosed in the Phase 2 rALLy trial will be presented in 2010.

Phase 2 rALLy Clinical Trial Design and Results

The pivotal Phase 2 rALLy clinical trial enrolled a total of 65 patients at 22 sites in the United States, Canada, Germany, and Israel. The study achieved its enrollment target of 56 subjects in August 2009, but additional subjects were enrolled to obtain target population pharmacokinetic data. The primary objective of the rALLy clinical trial was to assess the efficacy of single-agent, weekly Marqibo (2.25 mg/m2) as assessed by achievement of CR or CRi. Secondary objectives included duration of CR/CRi, overall survival (OS), safety and tolerability. Marqibo was dosed weekly based on actual body surface area without the dose capping applied to standard vincristine. The study population is defined as Philadelphia chromosome-negative adult patients in second relapse, or those patients who relapsed following two lines of anti-leukemia chemotherapy, including those who have previously undergone stem cell transplantation.

An overall response rate (ORR) as determined by CR, CRi, partial remission, and bone marrow blast count normalization without blood count recovery was reported by investigators in 20 of 56 subjects for an ORR of 36 percent, with 12 of 56 subjects (21 percent) experiencing a CR or CRi. Seven subjects underwent allogeneic stem cell transplant after receiving Marqibo. The median OS in the 56 subjects is estimated to be 4.6 months (range 0.1-15.9) using Kaplan-Meier methodology. The safety profile of Marqibo is predictable, manageable, and similar to vincristine sulfate. Adverse events occurring in greater than 30 percent of subjects include neuropathy, nausea, constipation, pyrexia, decreased appetite, and febrile neutropenia. The early death rate, defined as death occurring within the first 14 days on study, was 5.4 percent (3 of 56 subjects) and occurred due to progressive ALL.

About Marqibo(R) (vincristine sulfate liposomes injection)

Marqibo is a novel, targeted, Optisome(TM) encapsulated formulation of vincristine sulfate, a widely-used chemotherapy, which has shown promising anti-cancer activity in patients with ALL, non-Hodgkin's lymphoma, Hodgkin's disease, and melanoma in several clinical trials. Marqibo is designed to enhance the penetration and concentration of vincristine sulfate at sites of active cancer and facilitate dose-intensification compared to standard vincristine formulations. Unlike standard vincristine, Marqibo is dosed based on actual patient body surface area without the need for dose-capping.

Hana Biosciences has received orphan drug and fast track designations for Marqibo for the treatment of adult ALL from the U.S. Food and Drug Administration. Marqibo has also received orphan drug designation in adult ALL from the European Medicines Evaluation Agency.

About Hana Biosciences, Inc.

Hana Biosciences, Inc. is a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care. The Company's lead product candidate, Marqibo(R), potentially treats acute lymphoblastic leukemia and lymphomas. The Company has additional pipeline opportunities some of which, like Marqibo, improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity. Additional information on Hana Biosciences can be found at www.hanabiosciences.com.

# # #

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "expects," "plans," "believes," "intends," and similar words or phrases. These forward-looking statements include without limitation, statements regarding, the timing, progress and anticipated results of regulatory processes, including potential NDA filings and other regulatory submissions relating to Marqibo, and clinical development of Marqibo; and statements regarding the expected benefits Marqibo may have for patients with relapsed ALL compared to existing therapies. Such statements involve risks and uncertainties that could cause Hana's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurances that any of Hana's clinical and regulatory development efforts relating to Marqibo will be successful; that the data of the rALLy trial will be sufficient to support approval by the FDA of an NDA for Marqibo; that Hana will have completed all other activities necessary for the filing of an NDA or other submission with the FDA; and that the results of the rALLy trial and other clinical trials of Marqibo will support Hana's claims or beliefs concerning Marqibo’s safety and effectiveness. Additional risks that may affect such forward-looking statements include Hana's need to raise additional capital to fund its product development programs, including Marqibo, to completion, Hana's reliance on third-party researchers to develop its product candidates, and its lack of experience in developing and commercializing pharmaceutical products. Additional risks are described in the company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 16, 2009. Hana assumes no obligation to update these statements, except as required by law.

Source: Hana Biosciences, Inc.

Investor & Media Contacts:

Hana Biosciences
Investor Relations Team	Burns McClellan
(650) 588-6641	(212) 213-0006
investor.relations@hanabiosciences.com	rbirbach@burnsmc.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 9, 2009

Hana Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-32626	32-0064979
(Commission File Number)	(IRS Employer
Identification No.)
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(Address of principal executive offices and Zip Code)

(650) 588-6404
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-14(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 9, 2009, the Board of Directors (the “Board”) of Hana Biosciences, Inc. (the “Company”) appointed Howard P. Furst, M.D., to serve as a director of the Company. The Board has not yet made any determinations concerning which committees of the Board Dr. Furst will serve.

Dr. Furst, age 42, is presently a partner at Deerfield Management, a healthcare investment fund based in New York City, where he is primarily responsible for overseeing the firm’s private investments.  As previously disclosed, in October 2007, the Company entered into a Facility Agreement with Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund International Limited, and Deerfield Special Situations Fund, L.P. (collectively, together with Deerfield Management, “Deerfield”) pursuant to which Deerfield agreed to loan the Company up to $30 million. To date, the Company has drawn down a total of $27.5 million under the Facility Agreement.  Additional terms of the Facility Agreement are described in Note 4 to the Unaudited Condensed Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Prior to joining Deerfield Management in 2007, Dr. Furst was a portfolio manager for the healthcare group at Magnetar Capital, an investment fund, from 2006 to 2007.  Prior to joining Magnetar Capital, Dr. Furst was a principal at Maverick Capital, an investment firm, where he was primarily responsible for managing the firm’s investments in the pharmaceutical and biotechnology sectors.  Dr. Furst received his M.D. from the New York University School of Medicine, an M.B.A. with a dual concentration in finance and healthcare administration from the Wharton School of Business at the University of Pennsylvania, and a B.A. from the University of Pennsylvania.  Dr. Furst also serves as a director of NitroMed, Inc., a privately-held specialty pharmaceutical company.

On December 15, 2009, Arie S. Belldegrun notified the Company that he was resigning as a director, effective December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2009	Hana Biosciences, Inc.

	By:	/s/ Tyler M. Nielsen
Tyler M. Nielsen
Controller and Interim Chief Financial Officer